+--------+
| FORM 3 |          U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                  WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

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1.  Name and Address of Reporting Person*

      E.I. du Pont de Nemours and Company
    ----------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

      1007 Market Street
    ----------------------------------------------------------------------------
                                   (Street)

      Wilmington,                  Delaware                          19898
    ----------------------------------------------------------------------------
        (City)                      (State)                           (Zip)


2.  Date of Event Requiring Statement (Month/Day/Year)     10/05/99
                                                        --------------

3.  IRS Identification Number of Reporting Person if an Entity
    (Voluntary)
                --------------

4.  Issuer Name and Ticker or Trading Symbol     CombiChem, Inc.
                                                (Symbol NASDAQ:CCHM)
                                             -----------------------------------

5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

    [ ] Director    [ ] Officer             [ ] 10% Owner    [ ] Other
                        (give title below)                       (specify below)

    (See attached)

6.  If Amendment, Date of Original (Month/Day/Year)
                                                    ----------------------------
7.  Individual or Joint Group Filing (Check Applicable Line)

         Form Filed by One Reporting Person
    ----
     X   Form filed by More than One Reporting Person
    ----
             TABLE I--NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title           2. Amount of         3. Ownership Form:  4. Nature of
   of                 Securities Bene-     Direct (D) or       Indirect Bene-
   Security           ficially Owned       Indirect (I)        ficial Ownership
   (Instr. 4)         (Instr. 4)           (Instr. 5)          (Instr. 5)
--------------------------------------------------------------------------------
Common Stock,
par value             7,662,280
$0.001 per share      (see attached)            (I)              (see attached)
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*If the form is filed by more than one reporting person, see
 Instruction 5(b)(v).

              TABLE II--DERIVATIVE SECURITIES BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

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 1. Title of Derivative        2. Date Exer-    3. Title and Amount of Securities   4. Conversion   5. Ownership   6. Nature of In-
    Security (Instr. 4)           cisable and      Underlying Derivative Security      or              Form of        direct Bene-
                                  Expiration       (Instr. 4)                          Exercise        Derivative     ficial
                                  Date                                                 Price           Security:      Ownership
                                  (Month/Day/                                          of              Direct (D)     (Instr. 5)
                                  Year)                                                Derivative      or In-
                              ----------------------------------------------------     Security        direct (I)
                               Date      Expira-                        Amount or                      (Instr. 5)
                               Exer-     tion            Title          Number of
                               cisable   Date                           Shares
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

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
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Explanation of Responses:

      This Initial Statement of Beneficial Ownership on Form 3 (this "Form 3") is being filed by E.I. du Pont de Nemours and Company, a Delaware corporation ("Parent"),and DuPont Pharma, Inc., a Delaware corporation and wholly owned subsidiary of Parent ("Purchaser"), and DPC Newco, Inc., a Delaware corporation and wholly owned subsidiary of Purchaser ("Merger Sub"). On October 5, 1999, Parent, Merger Sub and CombiChem, Inc. a Delaware corporation ("CombiChem") entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for, among other things, the merger of Merger Sub with and into CombiChem. Simultaneously with the execution and delivery of the Merger Agreement, Parent and Merger Sub entered into a Shareholders Agreement, dated as of October 5, 1999 (the "Shareholders Agreement"), with certain major shareholders of CombiChem (the "Major Stockholders") who, as of September 27, 1999 owned 4,549,591 shares of CombiChem Common Stock and options and warrants exercisable for 428,258 shares of CombiChem Common Stock, in the aggregate. Under the Shareholders Agreement, the Major Stockholders have agreed, subject to the terms thereof, to tender all of their shares of CombiChem Common Stock to Merger Sub pursuant to the tender offer described in the Merger Agreement, and to vote their shares in favor of the merger described in the Merger Agreement. The Major Stockholders have also granted Merger Sub a proxy to vote their shares, representing approximately 33.7% of the issued and outstanding shares of CombiChem Common Stock as of September 27, 1999, in favor of the merger. Simultaneously with the execution and delivery of the Merger Agreement, Parent and Merger Sub also entered into a Stock Option Agreement (the "Option Agreement") pursuant to which CombiChem granted to Parent an option to purchase 2,684,431 shares of CombiChem Common Stock, subject to the terms thereof. If this option were to be exercised and these shares were issued to Parent and outstanding, such shares would, together with the shares subject to the Shareholders Agreement, represent approximately 44.1% of the issued and outstanding shares of CombiChem Common Stock as of September 27, 1999. Parent assigned all of its rights under the Merger Agreement, the Shareholders Agreement and the Option Agreement to Purchaser and Purchaser agreed to assume all of the obligations of Parent thereunder.

      The foregoing summary of the Merger Agreement, the Shareholders Agreement and the Option Agreement is qualified in its entirety by reference to such agreements, which have been filed as exhibits to the Schedule 13D and the
Schedule 14D-1 filed with respect to CombiChem on the date hereof and October 12, 1999 respectively.


**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


                                  /s/ John P. Jessup                    10/15/99
                                     -------------------------------    --------
                                **Signature of Reporting Person          Date
                                   Vice President and Controller
                                   on behalf of E.I. du Pont de Nemours
                                   and Company

                            Joint Filer Information


Names:               DuPont Pharma, Inc.
                     DPC Newco, Inc.

Address:             c/o E.I. du Pont de Nemours and Company
                     1007 Market Street
                     Wilmington, Delaware 19898

Designated Filer:    E.I. du Pont de Nemours and Company

Issuer &
Ticker Symbol:       CombiChem, Inc.  (CCHM)

Date of Event
Requiring Statement: 10/05/99

Signatures:          DuPont Pharma, Inc.

                     /s/ A. Lloyd Adams                 10/15/99
                     -------------------------------    ------
                     A. Lloyd Adams                     Date
                     Vice President and
                     Assistant Treasurer

                     DPC Newco, Inc.

                     /s/ Steven J. Capolarello          10/15/99
                     -------------------------------    ------
                     Steven J. Capolarello              Date
                     Vice President and Treasurer